Exhibit 99.1

OPC ENERGY LTD.

Part B

Report of the Board of Directors regarding the Company’s Matters for the Year Ended December 31, 2020

OPC ENERGY LTD.

Report of the Board of Directors regarding the Company’s Matters for the Year Ended December 31, 2020

The Board of Directors of OPC Energy Ltd. (hereinafter – “the Company”) is pleased to present herein the Report of the Board of Directors regarding the activities of the Company and its investee companies, the financial statements of which are consolidated with the Company’s financial statements (hereinafter – “the Group”) for the year ended December 31, 2020, in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970 (hereinafter – “the Reporting Regulations”).

Presented together with this report are the consolidated financial statements of the Company and its subsidiaries for the year ended December 31, 2020 (hereinafter – “the Financial Statements”) and Proforma Consolidated Financial Statements as at December 31 2020 ("proforma report") due to the closing of CPV transaction as detailed below subsequent to the period of the report, on January 25 2021. In certain cases, details are provided regarding events that took place after the date of the Financial Statements and shortly before the submission date of the report. The materiality of the information included in this report was examined from the point of view of the Company. Occasionally, an additional detailed description has been provided in order to give a comprehensive picture of the issue at hand. The Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRSs). In addition, this report is submitted as part of the Company’s Periodic Report for 2020 and on the assumption that the reader also has the other parts of the Periodic Report.

It is emphasized that the description in this report contains forward‑looking information, as defined in the Securities Law, 1968 (hereinafter – “the Securities Law”). Forward-looking information is uncertain information relating to the future, including projections, assessments, estimates or other information relating to a future matter or event, the realization of which is uncertain and/or outside the Company’s control. The forward‑looking information included in this report is based on information or assessments existing in the Company as at the submission date of this report.

This Directors’ Report has not been audited or reviewed by the Company’s auditing CPAs.

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs

1.	General

The Company is a public company the securities of which are listed for trade on the Tel‑Aviv Stock Exchange Ltd. (hereinafter – “the Stock Exchange”).

As at the submission date of the report, the Company’s controlling shareholder for purposes of the Securities Law is Kenon Holdings Ltd. (hereinafter – “Kenon”), a company incorporated in Singapore, the shares of which are “dual listed” on both the New York Stock Exchange (NYSE) and on the Tel‑Aviv Stock Exchange.

As at the date of the financial statements, the Company is engaged in one reportable business segment – the generation and supply of electricity and energy. As part of this area of activities, the Company is engaged in generation and supply of electricity and energy to private customers, Israel Electric Company (hereinafter – “IEC”) and the System Administrator, as well as in initiation, development, construction and operation of power plants and facilities for generation of energy.

The Company has operated in the electricity sector since 2010 and since its establishment it has been a springboard for development and advancement of energy efficiency, technological innovation and minimization of costs for its consumers. In this framework, the Company acts to generate environmentally‑friendly electricity, with maximum energy efficiency, while making use of advanced technology and professional and experienced personnel. The Company’s goal is to provide its consumers an available and reliable supply of electricity and energy plus accompanying products, along with professional and quality service.

In 2019, the energy actually generated by the power plants owned by the Group was about 3,811 thousand megawatt/hours, constituting about 5% of the total energy generated in Israel, and about 15% of the energy generated by private electricity generators in Israel in that year (including renewable energy).1

On January 25, 2021, the Company completed acquisition of the CPV Group (as defined in Note 25L to the financial statements), which is engaged in the area of generation of electricity in the United States (including through renewable energy) further to an agreement for acquisition of the CPV Group from October 2020.

As at the submission date of the report, the Company manages its activities in Israel under one operational roof and its activities in the United States under another operational roof, which is expected to constitute another area of activities of the Company. As at the submission date of the report, the Company’s activities are carried on in Israel and in the United States, however it is clarified that this does not act to limit the Company’s activities in the future. The Company is examining possibilities for expanding its activities in the area of generation and supply of electricity and energy by means of constructing and/or acquiring power plants (including for renewable energy) in additional geographic regions, and advancement of projects, as stated, that are found to be suitable.

[1]
Based on the Electricity Market Electricity Report for 2019, as published by the Electricity Authority https://www.gov.il/BlobFolder/generalpage/dochmeshek/he/Files_doch_meshek_hashmal_doch_meshek_2019.pdf

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

Brief description of the Group’s area of activities, its business environment and developments in its business during the year covered by the report and thereafter

1.
As at the date of the financial statements, the Company’s activities in the area of generation and supply of electricity and energy in Israel concentrate on generation of electricity using conventional and cogeneration technologies, and the Company is also endeavoring to construct an open‑cycle power station using conventional technology (a “Peaker” plant), construction and operation of facilities for generation of energy on the consumer’s premises that generate electricity through use of natural gas and undertaking in arrangements for supply and sale of energy to consumers and it signed an agreement whereby it will supply the equipment and will construct, operate and maintain the Sorek B generation facility and will supply the energy required for the Sorek B desalination facility. For details regarding completion of acquisition of the CPV Group, which is engaged in the area of generation of electricity in the United States (including by means of renewable energy) based on an agreement for acquisition of the CPV Group from October 2020 – see Sections 13 and 14 below and Note 25L and 25M to the financial statements.

2.
As at the date of the financial statements, the Group operates in Israel: the Rotem Power Plant, which is owned by OPC Rotem Ltd. (“Rotem”), which is held by the Company (80%) and an additional shareholder (20%), which utilizes conventional generation technology and has an installed capacity of about 466 megawatts; and the Hadera Power Plant, which is owned by OPC Hadera Ltd. (“Hadera”) (which is 100% owned by the Company), which operates using cogeneration technology, with an installed capacity of about 144 megawatts and that reached the commercial operation period on July 1, 2020, this being after receiving a permanent electricity generation license (“the Hadera Power Plant”). In addition, Hadera holds the Energy Center (boilers and a turbine on the premises of Hadera Paper Ltd.), that serves as back‑up for the supply of steam from the Hadera Power Plant. In addition, the Company wholly owns Zomet Energy Ltd. (“Zomet”), which is taking action to construct a power plant running through use of natural gas with conventional technology in an open cycle (a “Peaker” plant), having an installed capacity of about 396 megawatts located proximate to the Plugot intersection, under Regulation 914 of the Electricity Authority.

The Company has also signed a number of binding agreements with consumers[2] that include construction and operation of facilities for generation of electricity located on the consumer’s premises through use of natural gas, as well as arrangements for supply and sale of energy to customers, as stated in Section 7 below, and signed (through a wholly‑owned subsidiary) an agreement whereby it will supply the equipment and will construct, operate and maintain the Sorek B generation facility and will supply the energy required for the Sorek B desalination facility, as stated in Section 10 below.

[2]	Including customers of the Group.

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

2.
(Cont.)

On January 25, 2021, the Company completed acquisition of the CPV Group, which operates in the area of generation of electricity in the United States, including through renewable energy, further to the agreement for acquisition of the CPV Group from October 2020. For details regarding the CPV transaction – see Note 25L to the financial statements. For details regarding a description of the activities of the CPV Group – see Section 17 to Part A (Description of the Company’s Business). The CPV Group holds rights in active power plants, which it initiated and constructed over the past years, both in the conventional area and in the renewable energy area: regarding power plants powered by natural gas (of the integrated‑cycle type from the advanced generation), the share of the CPV Group is about 1,290 megawatts out of 4,045 megawatts (5 power plants); and wind energy, the share of the CPV Group is about 106 megawatts out of 152 megawatts (1 power plant). In addition, the CPV Group holds rights in a power plant powered by natural gas with an aggregate capacity of about 1,258 megawatts that is under construction (the share of the CPV Group as at the submission date of the report is about 125 megawatts).

In addition to the power plants using conventional technology and renewable energy, as stated above, as at the submission date of the report the CPV Group has a list (backlog) of 9 renewable energy projects in advanced stages of development, and additional projects using various technologies in different stages of development, having an aggregate scope of about 6,175 megawatts. In addition, the CPV Group is also engaged in provision of asset‑management and energy services to power plants using various different technologies, both for projects it initiated as well as for third parties, and in total the CPV Group provides management services to power plants with an aggregate capacity of about 7,911 megawatts.[3]

Acquisition of the CPV Group is consistent with the Company’s strategy of expanding its activities in the area of generation of electricity by means of constructing and/or acquisition of power plants (including renewable energy) outside of Israel, and advancement of projects, as stated.

3.
Due to the spread of the Coronavirus (COVID‑19) (“the Coronavirus Crisis”) in the year of the report and thereafter, movement (traffic) restrictions and restrictions on business activities were imposed by the State of Israel and countries throughout the world. In addition, the said Coronavirus Crisis has caused, among other things, uncertainty and instability in the Israeli and global financial markets and economy. The operations of the Company’s active power plants, Rotem Power Plant, Hadera Power Plant, as well as the construction of the Zomet power plant, are continuing in the “restrictions’ period” as a result of their being “essential enterprises” while safeguarding the work teams and taking precautionary measures in order to prevent outbreak and spreading of the infection at the Company’s sites. The continuity of the construction work on the Rotem Power Plant or the renovation work at the Hadera Power Plant could be impacted by the traffic (movement) limitations due to the Coronavirus Crisis in light of the need for arrival of equipment and foreign work teams.

[3]
It is noted that the said information regarding the scope of the installed capacity of the list of projects in various stages of development and the list of projects of the CPV Group is “forward‑looking” information, as defined in the Securities Law, and there is no certainty it will be realized. The said information might not be realized or may be realized in a manner different than expected, including due to factors not under the Company’s control and/or due one or more of the risk factors the CPV Group is exposed to, as detailed in Section 17.14 to Part A (Description of the Company’s Business), and it is subject to, among other things, completion of the development stages of the projects and fulfillment of other conditions that are not under the Company’s control.

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

3.	(Cont.)

Upon approval of use of the vaccine against the Coronavirus by the competent authorities of every country at the end of 2020, subsequent to the period of the report, along with vaccination of the population based on age groups (at an accelerated rate in Israel compared with other countries), new mutations of the virus broke out that caused a quick spread of the virus in many countries and a tightening of traffic restrictions along with additional restrictions in order to prevent spread of the virus, including continuation of the restrictions on business activities. As at the submission date of the report, there is no certainty regarding the success of the vaccination activities against spread of the virus in Israel and worldwide development of additional mutations. As at the submission date of the report, the Coronavirus Crisis had not had a significant impact on the Company’s results and activities. In light of the uncertainty regarding the duration of the Coronavirus crisis, the intensity thereof and its impacts on the markets and factors relating the Company’s activities (such as, employees, significant customers, significant suppliers, lenders, etc.), as well as the uncertainty regarding the measures that will be taken by governments and central banks, as at the date of the report, the Company is not able to estimate the full impact of the Coronavirus Crisis on the Company. Spread of the virus and infections at the Company’s power plants and other sites, continuation of the Coronavirus Crisis for an extended period, a significant impact of the Coronavirus Crisis on main suppliers (such as, suppliers of natural gas, construction and maintenance contractors, etc.) or the Group’s main customers, could have an unfavorable impact on the Company’s activities and results, as well as on its ability to complete construction projects on time or at all and/or on its ability to execute future projects. During 2020, even though the electricity consumption of some of the Group’s customers was impacted by the Coronavirus Crisis, there was no significant decline in the Group’s revenues from sale of electricity. Furthermore, the Coronavirus Crisis could also impact the activities of the CPV Group. For details regarding postponement of the planned maintenance work on the Rotem Power Plant and its performance – see Section 6 below. For details regarding the impact of the Coronavirus Crisis on the date of the flow of the gas from Karish Tanin reservoir – see Section 8 below. Regarding the impacts of the Coronavirus Crisis on the Company – see the Company’s Revenues section (Section 6) and Note 1B to the financial statements.

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

4.
On July 1, 2020, the commercial operation period of the Hadera Power Plant commenced. The total investment in the power plant under construction and the infrastructures of the Hadera Power Plant (including the Energy Center) amounted to about NIS 0.9 billion[4]. In accordance with its decision published on June 30, 2020, the Electricity Authority decided to grant a permanent license for generation of electricity to Hadera Power Plant using cogeneration technology having installed capacity of 144 megawatts and to grant a supply license (“the Licenses”). The Licenses are for a period of 20 years (the permanent license may be extended by an additional 10 years).[5] [6] It is noted that during December 2020 through February 2021, replacement and renovation activities with respect to certain components of the gas and steam turbines were performed, as part of anticipated actions, and further to that stated in 2021 additional essential replacement or renovation activities were and are expected to be performed. During performance of the said work, the power plant was and will be operated on a partial basis for a cumulative time period of about four months.[7] Partial operation or shutdown of the plant for extended periods of renovation and replacement work could impact Hadera’s compliance with the provisions of the availability of the power plant (regarding this matter – see also Sections 8.10 and 8.12.3 to Part A (Description of the Company’s Business). It is noted that the continuity of the replacement and renovation work could be impacted by traffic (movement) restrictions due to the Coronavirus crisis in light of the need for arrival of equipment and foreign teams.

As at the submission date of this report, the Company estimates that part of the costs stemming from the delay in the Commercial Operation Date, including lost profits, are expected to be covered by Hadera’s insurance policy pursuant to the terms of the said policy. In addition, in accordance with the construction agreement, Hadera is entitled to agreed‑to compensation (limited to the ceiling stipulated in the construction agreement) from the construction contractor in respect of a delay in the delivery date and compensation (limited in amount up to a ceiling stipulated in the construction agreement) in a case of non‑compliance with the conditions provided in the agreement relating to the plant’s performances. As at the submission date of the report, no reimbursements have actually been received under the Company’s insurance policy and/or compensation from the construction contractor (except for amount unilaterally offset by the Company from payments to the construction contractor). For details regarding compensation for the construction contractor – see Note 25D to annual consolidated financial statements, and Note 25D to the financial statements. There is no certainty that the Company will be able to receive reimbursements and/or compensation in respect the full amount of its direct and indirect damages[8].

[4]
The total investments is presented net of compensation from the construction contractor to which Hadera is entitled in accordance with Hadera’s construction agreement – see Note 25D to the financial statements. As at the submission date of the report, Hadera offset part of the said compensation against payment to the construction contractor.

[5]	Regarding the decision of the Electricity Authority – see https://www.gov.il/he/departments/policies/58306.
[6]	For details regarding Hadera Power Plant – see, among other things, Sections 8.2.3, 8.5 and 8.12 to Part A (Description of the Company’s Business).
[7]
That stated with reference to the Company’s estimates regarding the length of the above‑mentioned periods includes “forward‑looking” information as defined in the Securities Law. The aforesaid information may not be realized, or may be realized in a manner different than expected, including as a result of circumstances that are not under the Company’s control, such as the manner the actions are executed by the contractor or other delays, including factors that are impacted by the Coronavirus.

[8]
It is emphasized that that stated above, including regarding the Company’s estimates with respect to coverage of the costs stemming from the delay, as stated above (including lost profits) and receipt of compensation for the delay damages and/or non‑compliance with the plant’s performances as provided in the agreement, includes “forward‑looking” information, as defined in the Securities Law, which is based on the Company’s estimates as at the date of the Report, and regarding which there is no certainty it will be realized. That stated may not be realized or may be realized in a manner different than expected. As a practical matter, if compensation is not received for all of the costs and/or damages (direct and/or indirect) in connection with the delay in completion of the construction and the commercial operation and/or regarding non‑compliance with the plant’s performances as provided in the agreement, this could have an adverse impact on the Company’s results and activities. For additional details regarding the risk factors involved with construction projects, including Hadera – see Section 20.3 of Part A (Description of the Company’s Business).

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

5.
As at the date of the financial statements, the total investments in the Zomet project amounted to about NIS 694 million. In the Company’s estimation, the construction cost of the Zomet Power Plant is estimated at about NIS 1.5 billion.[9] In 2020, the construction work on the Zomet Power Plant commenced (after in March 2020, Zomet issued a work commencement order to the construction contractor, further to agreement regarding updated timetables for start of the work). The continuity of the replacement and renovation work could be impacted by traffic (movement) restrictions due to the Coronavirus crisis in light of the need for arrival of equipment and foreign teams. Due to the continued movement (traffic) restrictions in Israel and worldwide as a result of the Coronavirus crisis, and the need for arrival of equipment and foreign work teams from overseas, as stated, the Company estimates that the construction period of the Zomet Power Plant could continue beyond the end of 2022, and as at the submission date of the report, it is expected to be completed in January 2023[10].

Further to that stated in Section 8.11.7 of Part A (Description of the Company’s Business), in May 2020 approval of Israel Lands Authority was received for the Joint Company (Zomet Netiv Limited Partnership, which was set up by Zomet and Kibbutz Netiv HLH) will be the owner of the land, which is for purposes of construction of the Zomet Power Plant, and accordingly transfer of the rights to the Joint Company, as stated, was completed. In February 2021, the administrative appeal filed by Zomet against the Shafir Regional Council came to an end by means of a compromise (for details regarding the compromise – see Note 24A(3) to the financial statements). In addition, in January 2021, a final assessment was received from Israel Lands Authority, in the amount of NIS 200 million (not including VAT) in respect of the land on which the Zomet Power Plant will be constructed. It is noted that in February 2021, the Joint Company submitted a legal appeal with respect to the amount of the final assessment and the Joint Company intends to file an appraisal appeal based on the procedures of Israel Lands Authority. For additional details – see Note 11A to the financial statements.

[9]
The estimate of the costs, as stated, does not take into account the half of the amount of the assessment received from Israel Lands Authority in January 2021, in the amount of NIS 200 million (not including VAT) in respect of capitalization fees (for details – see Note 11A to the financial statements), where as at the submission date of the report the Company had filed an appeal of the final assessment.

[10]
It is emphasized that that stated above regarding the construction date of the Zomet Power Plant constitutes “forward‑looking” information as defined in the Securities Law, regarding which there is no certainty it will be realized. As a practical matter, the completion date of the construction and the construction work could be delayed (and even significantly) or may encounter difficulties, and in this regarding there could be delays, disruptions or other breakdowns in construction of the Power Plant due to, among other things, continuation of the Coronavirus crisis, failures with respect to the construction work or equipment or as a result of occurrence of one or more of the risk factors to which the Company is exposed.

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

6.
In light of the restrictions on entry into the State of Israel, due to the Coronavirus crisis, the maintenance work at the Rotem Power Plant was postponed and was performed in October 2020. In light of postponement of the maintenance work, as stated, Rotem shut down the power plant for a number of days in April 2020 in order to make technical examinations and self‑initiated treatments. The shutdown for several days and postponement of the maintenance work, as stated, were not and are not expected to have a significant impact on the generation activities of the Rotem Power Plant and its results[11], or on the Company’s financial results. The maintenance work continued for 13 days, as planned, during which time the activities of the Rotem Power Plant were shut down. As at the submission date of the report, the next maintenance is planned to be performed in October 2021 during the course of which plant’s activities and the related energy generation activities will be discontinued for an estimated period of about 18 days.[12] During the said maintenance period, the supply of electricity to the customers of the Rotem Power Plant will continue as usual – this being based on the benchmarks published by the Electricity Authority and Rotem’s agreement for sale of the electricity with IEC.

7.
Further to that stated in Section 2.3.2 of Part A (Description of the Company’s Business), as at the submission date of the report the Company entered into a number of binding agreements with consumers, including consumers that won a tender of the Electricity Authority[13], which include construction and operation of a facility for generation of energy on the consumers’ premises, which generate electricity through use of natural gas, in the aggregate scope of 76megawatts, along with arrangements for supply and sale of energy to consumers. For additional details – see Note 25K to the financial statements.

8.
Further to that stated in Section 8.13.6 to Part A (Description of the Company’s Business) regarding the anticipated operation date of the Karish natural gas reservoir and possible delay of the said operation date, it is noted that further to the notifications of Energean to the Company, wherein it contended that as it sees it during 2020 “force majeure” events occurred pursuant to the agreements with it. In September 2020, Energean sent the Company an additional notification that as it sees it “force majeure” events occurred pursuant to the agreements with it. In September 2020, Energean sent the Company an additional notice that in its view “force majeure” events occurred under the agreements with it and and pointed out that flow of the first gas from the Karish reservoir is expected to take place during the second half 2021. The Company rejected the contentions that a “force majeure” event is involved pursuant to the agreements. The Company rejected the contentions that a “force majeure” event is involved pursuant to the agreements, as is indicated by publications of Energean in January 2021, flow of the gas from the Karish reservoir is expected to take place in the fourth quarter of 2021. Notwithstanding that stated, it is noted that this forecast requires an increase in personnel, and if the personnel situation remains as it presently stands, the flow could be delayed by two or three months.[14]

In February 2021, as part of issuance of debentures of Energean, the rating agency Moody’s published a report wherein it was noted that full operation of the Karish reservoir could be delayed until the second quarter of 2022.[15]

[11]
Due to the postponement of the date of the maintenance work, in March 2020, Rotem slowed the depreciation of the maintenance work component at the Rotem Power Plant. The impact of the slowdown of the depreciation on the results of the activities in the year of the report amounted to about NIS 4 million.

[12]
The said timetables could change as a result of various factors, among others, the scope of operation of the power plant or update of the timetables with the construction contractor. The plant’s activities during the maintenance will be suspended and as a result there will be an unfavorable impact on the Company’s operating activities during the time of the maintenance.

[13]	The decision was published in the site of the Electricity Authority: https://pua.gov.il/decisions/documents/56805.pdf.
[14]	See address: : https://maya.tase.co.il/reports/details/1347340/2/0 page 3.
[15]	https://www.moodys.com/research/Moodys-assigns-Ba3-rating-to-Energean-Israel-Finances-senior-secured--PR_441513.

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

8.	(Cont.)

Due to the delay in supply of the gas from the Karish reservoir, Rotem and Hadera will be required to acquire the quantity of gas it had planned to acquire from Energean for purposes of operation of the power plants at the present gas prices, which higher than the price stipulated in the Energean agreement. The delays in the commercial operation date of Energean and, in turn, a delay in supply of the gas from the Karish reservoir will have an unfavorable impact on the Company’s profits. In this context it is noted that in the agreements with Energean compensation for delays has been provided, as stated, the amount of which depends on the reasons for the delay, where the limit with respect to the compensation in a case where the damages caused is “force majeure” (in accordance with that stated in the agreement) is lower. Nonetheless, the damages that will be caused to the Company stemming from a delay could well exceed the amount of the said compensation.[16]

9.
On January 1, 2021, the annual update of the electricity tariffs of the Electricity Authority for 2021 entered into effect, according to which the generation component, which included a decline at the rate of about 5.7%, constitutes about 86% of the load and time tariff (“TAOZ”) at the highest‑voltage summer peak, system costs constitute about 8% of the TAOZ at the highest‑voltage summer peak, and infrastructure services constitute about 6% of the TAOZ at the highest‑voltage summer peak,. The said decline in the generation component is expected to have a negative impact on the Company’s income in 2021 compared with 2020. For additional information regarding the generation component in prior years – see Note 25B to the financial statements, and see, among other things, the following sections: Company revenues (Section 6) and cost of sales (Section 7) below. Regarding the factors impacting the generation component – see Section 7.7.1 of Part A (Description of the Company’s Business).

16 That stated above, regarding the commercial operation date of the Karish reservoir, and regarding supply of the gas to the Company and the acquisition terms of gas in the case of a delay, includes “forward‑looking” information as defined in the Securities Law, which is based on the data received by the Company from Energean as at the submission date of this report and additional publicly‑available data, and there is no certainty it will materialize. Ultimately, the expected impact on the project timetables or a delay in the operation date of the Karish reservoir may be delayed beyond the estimated time, and he impacts on the Company could be more than that stated above – this being due to factors that are not under the Company’s control. In addition, there is no certainty regarding the amount of the compensation that will be received in respect of the delay (if any), which may not cover the full amount of the Company’s damages.

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

10.
Further to that stated in Section 2.3.3 to Part A (Description of the Company’s Business), in May 2020, the Company signed an agreement (through OPC Sorek 2 Ltd. (“Sorek 2”), a designated company that is wholly owned by the Company) with SMS IDE Ltd. (“IDE”), which won a tender of the State of Israel for construction, operation, maintenance and transfer of a seawater desalinization facility on the “Sorek B” site (“the Desalinization Facility”), whereby the Sorek 2 will construct, operate and maintain an energy generation facility powered by natural gas on the premises of the Desalinization Facility having a generation capacity of up to 99 MW (“the Sorek B Generation Facility”), and will supply the energy required for the Desalinization Facility for a period of 25 years[17] from the operation date of the Desalinization Facility. Construction of the Sorek B desalinization facility will be executed by the Company as an IPP contractor (a contractor of the Concessionaire) in the BOT (build, operate, transfer) framework of the Sorek B desalinization facility, including commitments and provision of guarantees that apply to an IPP contractor vis‑à‑vis the Seawater Desalinization Authority. The Sorek B desalinization facility is expected to be constructed under the “Regulation for Generators of Ultra‑High Voltage that are Established Without a Competitive Process”, which was published by the Electricity Authority in March 2019 (for details – see Sections 8.2.1.2 and 8.2.1.4 of Part A (Description of the Company’s Business)) and the remaining capacity beyond the consumption of the Desalinization Facility is expected to be sold to the System Administrator.[18] The above‑mentioned Regulation applies to projects that will reach a financial closing up to the end of 2023.

[17]
At the end of the said period, ownership of the Power Plant will be transferred to the State. As at the date of the report, a BOT agreement was signed between IDE and the State of Israel (“the BOT Agreement”).

[18]
Decision No. 10 from Meeting 555, held on March 6, 2019 regarding “Regulation for Generators of Ultra-High Voltage that are Established Without a Competitive Process” and Decision No. 5 (1358) from Meeting 558 of the Electricity Authority held on May 13, 2019 regarding “Publication of Rules, Transactions and Criteria for New Consumers on the Transmission Grid’, including regarding sale of availability and energy to the System Administrator from the balance of the capacity after fulfillment of the needs of the Desalinization Facility for the said arrangements – see Sections 8.2.1.2 through 8.2.1.4 of Part A (Description of the Company’s Business). It is emphasized that that stated above regarding construction of the Sorek B Generation Facility and the date of the end of the construction period, includes “forward‑looking” information within the meaning thereof in the Securities Law, regarding which there is no certainty it will be realized. As at the submission date of the report, completion of construction of the Sorek B Generation Facility is dependent on, among other things, completion of planning and/or licensing processes, and receipt of approval of the ability to output the electricity from the site. In addition, as a practical matter there could be delays and/or breakdowns due to, among other things, various factors, as stated above, including factors not under the Company’s control or as a result of occurrence of one or more of the risk factors to which the Company is exposed, including construction risk. For additional details regarding risk factors involved with construction projects – see Section 20.3 of Part A (Description of the Company’s Business) in the Periodic Report for 2020.

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

11.
Further to that stated in Section 8.2.5A of Part A (Description of the Company’s Business) regarding National Infrastructure Plan 20 (NIP 20), a plan for construction of a power plant for generation of electricity using natural gas on land owned by Hadera Paper located adjacent to the Hadera Power Plant (in this Section – “the Plan”), in September 2020, a study of the impact on the surrounding area of the plant was submitted to the National Planning and Building Board for National Infrastructures. On November 6, 2020, the Government revised the consents granted for expansion of the Hadera Power Plant and for expansion of the Rotem Power Plant in such a manner that no maximum capacity will be provided in the consents, in order to permit use of turbines with innovative technology at the time of the construction, including higher utilization of the energy and reduction of polluting emissions. On January 11, 2021, the National Planning and Building Board discussed the Plan and approved transfer of the Plan for comments of the District Planning Boards and objections of the public. On February 19, 2021, the Plan was actually deposited.[18]

12.
Further to that stated in Section 8.2.5B of Part A (Description of the Company’s Business) regarding National Infrastructure Plan 94 (NIP 94), a plan for construction of a power plant for generation of electricity using natural gas adjacent to Rotem, that is, AGS (hereinafter in this Section – “the Plan”), on July 13, 2020 the National Planning and Building Board for National Infrastructures discussed the Plan and approved transfer of the Plan for comments of the District Planning Boards and objections of the public. As stated above, on November 6, 2020, the Government revised the consents granted for expansion of the Hadera Power Plant and for expansion of the Rotem Power Plant in such a manner that no maximum capacity will be provided in the consents, in order to permit use of turbines with innovative technology at the time of the construction, including higher utilization of the energy and reduction of polluting emissions. On January 4, 2021, the Subcommittee for Comments and Objections of the National Planning and Building Board for National Infrastructures held a discussion of comments and objections significant NIP 94, the objections to the Plan were rejected and AGS was requested to make technical corrections to the provisions of the Plan, which were made on in the beginning of March 2021. Approval of NIP 20B and NIP 94 (if approved) is subject to final approval of the National Infrastructures Committee in accordance with the above decision of the National Council and the National Infrastructures Committee, and approval to take effect of the Government of Israel.

13.
On January 25, 2021, the Company completed acquisition of the CPV Group completed the acquisition activities in the area of generation of electricity in the United States (including through renewable energy) based on the agreement for acquisition of the CPV Group from October 2020 – see Section 2 above. For additional details regarding the CPV transaction – see Note 25L to the financial statements. For details regarding the business of the CPV Group – see Section 17 to Part A (Description of the Company’s Business).

18 Further to that stated in Section 7.8.1 to Part A (Description of the Company’s Business), regarding the Government’s decision to advance renewable energy and decisions of the National Council and the Committee for National Infrastructures, it is noted that as at the submission date of the report there is no certainty regarding receipt of the approvals for the National Infrastructure Plans and completion of the necessary actions in connection with advancement of the projects the Company is advancing on the areas located adjacent to the Hadera Power Plant and the Rotem Power Plant.

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

13.	(Cont.)

The Company intends to expand its electricity generation activities to the United States through the CPV Group by means of executing and expanding its existing list of projects, including in the area of renewable energy. It is clarified that the activities of the CPV Group in the area of generation of electricity (including by means of renewable energy) in the United States, are subject to law, compliance with the terms of the licenses granted to CPV’s projects and power plants, receipt of local and federal regulatory approvals and arrangements (including in connection with acquisition and/or transfer of the holdings in the CPV Group) that apply to this area in the United States.

14.
In October 2020, the Company signed a partnership agreement and agreements accompanying it (the said agreement, as amended, will be referred to hereinafter in this Section as – “the Partnership Agreement”) with three financial entities whereby the parties will invest in OPC Power Ventures Ltd. (hereinafter – “OPC Power”). OPC Power is a designated partnership the target of which is acquisition of the CPV Group, through the CPV Group LP (the Buyer in the CPV transaction), which it owns, and execution of additional investments in the Buyer and in the CPV Group in the area of power and electricity in the United States (except for coal facilities or nuclear energy facilities).

The limited partners in the Partnership are as follows: the Company (through a subsidiary) (as stated in Regulation 22, Part D (Additional Details)), which holds 70%; three financial investors, namely: institutional investors from the Clal Insurance Group, which hold 12.75%; institutional investors from the Migdal Insurance Group, which hold 12.75%; and a corporation from Poalim Capital Markets, which holds 4.5%. For additional details, including regarding the investment commitments of the partners pursuant to the Partnership Agreement – see Note 25M to the financial statements and Section 15.3 to Part A (Description of the Company’s Business).

15.
In April and October 2020, the Company issued debentures (Series B) of the Company, in the aggregate scope of about NIS 956 par value. The consideration in the issuances, gross, amounted to NIS 984 million. For additional details – see Section 11 below and Note 16C to the financial statements.

16.
In October 2020 the Company made early redemption, at its own initiative, of the debentures (Series A). The full amount of the total proceeds (in respect of principal, interest and compensation for early redemption) amounted to about NIS 313 million. For additional details regarding the early redemption – see Note 16C to the financial statements.

17.
In October 2020 the Company published a shelf offer for issuance of ordinary shares of NIS 0.01 par value each of the Company (“Ordinary Shares”) to the public, by means of a uniform offer with a range of quantities, via a tender on the unit price and the quantity, in accordance with the Company’s shelf prospectus. It is noted that the Company’s controlling shareholder, Kenon Holdings Ltd. (hereinafter – “Kenon”), submitted bids for participation in the tender at prices that are not less than the uniform price determined in the tender, and in the framework of the issuance it was issued 10,700,200 Ordinary Shares. As part of the issuance, 23,022,100 Ordinary Shares were issued to the public. The proceeds of the issuances, gross, amounted to about NIS 737. For additional details – see Note 19B to the financial statements.

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

18.
In October 2020 the Company completed a material private offering and a non‑material private offering of 11,713,521 of the Company’s Ordinary Shares, further to agreements covering a private issuance to institutional entities from the Clal group and from The Phoenix group dated September 23, 2020. The price per Ordinary Share for each of the offerees was NIS 29.88 per Ordinary Share (the consideration was determined through negotiations between the Company and the offerees), and the proceeds from the issuance, gross, amounted to about NIS 350 million. For additional details – see Note 19C to the financial statements.

In February 2021, the Company completed a material and non‑material private offer of 10,300,000 ordinary shares to Altschuler Schaham Ltd. and entities managed by Altschuler. The price per share to each of the offerees is NIS 34 per ordinary share (the consideration was determined in negotiations between the Company and the offerees) and the gross proceeds from the issuance amounted to about NIS 350 million. For additional details – see Note 26C to the financial statements.

19.
In October 2020 the Company signed an agreement with entities from the Harel group (“Harel”). As part of the agreement, Harel committed to provide the Company a loans’ framework in shekels, in the aggregate amount (principal) of NIS 400 million, for a period of 24 months. For additional details regarding the framework agreement – see Note 15D4 to the financial statements and Section 10 to Part A (Description of the Company’s Business).

20.
In October 2020, the Government made a decision regarding the matter of “Advancement of Renewable Energy and Amendment of Government Decisions” (hereinafter in this Paragraph – “the Decision”). As part of the Government’s decision to advance renewable energy, the Government approved the generation target for renewable energy, which will be 30% up to 2030 (with an intermediate target of 20% by the end of 2025). In addition, regarding conventional generation, it was provided, among other things, that up to July 31, 2023 there will be a need for additional capacity for generation of electricity through use of natural gas and with a diesel oil back‑up of 4,000 megawatts, in the framework of approved plans, in response to the requirements of the electricity sector, up to 2030. As part of the Decision, the government recorded for itself the notification of the Accountant General in the Ministry of Finance regarding appointment of an inter‑ministerial tenders’ committee for purposes of advancing establishment of conventional capacity for generation of electricity through use of natural gas, which could also include storage of energy, in a scope that will be determined by the Electricity Authority in accordance with the requirements of the electricity sector and up to 1,400 megawatts.

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

1.	General (Cont.)

21.
Opening of the supply area to suppliers that do not have means of generation (“virtual suppliers”) and household consumers – on February 22, 2021, further to the principles provided in the decision of the Electricity Authority on August 5, 2020, the Electricity Authority made a decision regarding determination of an arrangement for suppliers that that do not have means of generation and revised the Standards for existing suppliers, in order to gradually open the supply area in the electricity sector to new suppliers and supply to household consumers.[19] As part of the decision, the Electricity Authority determines Standards and tariffs that will apply to suppliers that that do not have means of generation and that will allow them, subject to receipt of a supply license and provision of security, to purchase energy from the System Administrator for their consumers. The pricing will be based on a component that is based on the SMP price and components that are impacted by, among other things, the scope of the consumption at peak demand hours. The arrangement for suppliers that that do not have means of generation is limited to a quota that was provided in the principles of the arrangement and customers having a consecutive meter only (about 36,000 household customers and about 15,000 household industrial/commercial customers). In addition, for purposes of opening the supply area to competition, as part of the decision the Electricity Authority revised the Standards for suppliers regarding, among other things, the manner of assigning the consumers to a private supplier, the manner of concluding transactions, moving from one supplier to another and payment of the account.

[19]	https://www.gov.il/he/departments/policies/60105.

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at December 31, 2020 (in thousands of NIS)

Category	12/31/2020	12/31/2019	Analysis

Current Assets

Cash and cash equivalents	200,474	384,748
Most of the decrease stems from additions to short‑term deposits, in the amount of about NIS 1,607 million, investments in the Zomet project (including acquisition of the share of the non‑controlling interests), in the amount of about NIS 459 million, full early repayment of the debentures (Series A), in the amount of about NIS 324 million (including an early repayment commission), current debt payments (including interest), in the amount of about NIS 220 million, investments in property, plant and equipment, in the amount of about NIS 92 million, net deposits in restricted cash, in the amount of about NIS 63 million, a dividend distributed to the holders of non‑controlling interests, in the amount of about NIS 42 million, and payments in respect of derivative instruments, in the amount of about NIS 35 million. This decrease was partly offset by the issuance (including an issuance premium) and expansion of the debentures (Series B), in the amount of about NIS 974 million, an issuance of shares, net, in the amount of about NIS 1,077 million, an increase in the cash balances deriving from the Company’s current operating activities, in the amount of about NIS 362 million, and withdrawals as part of the financing agreements covering projects, in the amount of about NIS 251 million. For details – see the Company’s consolidated statements of cash flows for the year ended December 31, 2020, included in the Financial Statements.

Short-term deposits	1,607,130	–	The increase stems from making short-term deposits in banks.

Short-term deposits and restricted cash	206,925	115,765	Most of the increase derives from a deposit in securities in respect of hedge transactions, in the amount of about NIS 86 million.

Trade receivables and accrued income	153,488	134,794
Most of the increase stems from income receivable in Hadara, in the amount of about NIS 34 million, mainly due to the commercial operation of the Hadera Power Plant in July 2020. This increase was partly offset by a decrease in income receivable in Rotem, in the amount of about NIS 13 million, mainly due to a reduction of the generation component tariff (as described in Note 25B to the financial statements).

Receivables and debit balances	62,550	69,975
Most of the decrease stems from the net balance receivable from the Hadera construction contractor, in the amount of about NIS 22 million. For additional details – see Note 25 to the financial statements. This decrease was partly offset by an increase in prepaid expenses, in the amount of about NIS 5 million, mainly due to advance payment of an insurance premium for the Hadera Power Plant, an increase in the balance of VAT receivable, in the amount of about NIS 4 million, and an increase in the balance receivable from Israel Electric Company, in the amount of about NIS 6 million.

Short-term derivative financial instruments	366	188

Total current assets	2,230,933	705,470

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at December 31, 2020 (in thousands of NIS) (Cont.)

Category	12/31/2020	12/31/2019	Analysis

Non-Current Assets

Long-term deposits and restricted cash	231,331	266,803
Most of the decrease stems from release of the reserve for shareholders’ guarantees in Rotem, in the amount of about NIS 58 million, and release of the debt‑service reserve, in the amount of about NIS 67 million, in respect of the debentures (Series A) that were repaid during the year. This decrease was partly offset by an increase deriving from a deposit of securities, in the aggregate amount of about NIS 26 million, in order to secure bank guarantees, deposits, in the aggregate amount of about NIS 44 million, in the debt‑service reserve and in the reserve for shareholders’ guarantees pursuant to the Hadera’s financing agreement and provision of additional guarantees relating to hedge transactions (as described in Note 22D financial statements), in the amount of about NIS 21 million.

Long-term prepaid expenses	143,240	104,317
Most of the increase stems from an increase in deferred expenses as part of the Group’s financing agreements and credit frameworks, in the amount of about NIS 25 million, and from investments in infrastructures of Zomet in the amounts of about NIS 12 million.

Deferred tax assets, net	23,706	5,240	Most of the increase stems from an increase in the tax losses in Zomet and transaction costs in respect of acquisition of the CPV Group (as defined in Note 25L to the financial statements).

Long-term derivative financial instruments	529	7,077	The decrease stems from a decrease in the fair value of interest swap contracts, in the amount of about NIS 7 million, as described in Notes 22D and 25N to the financial statements.

Property, plant and equipment	2,664,930	2,344,920
Most of the increase stems from an investment in the Hadera Power Plant under construction, in the amount of about NIS 76 million, investments in the Zomet project, in the amount of about NIS 317 million (including payment in respect of acquisition of shares, as described in Note 24A(3) to the financial statements), and investments in decentralized generation facilities, in the amount of about NIS 12 million. This increase was partly offset by depreciation expenses in respect of property, plant and equipment in Rotem and Hadera, in the aggregate amount of about NIS 94 million.

Right-of-use assets	276,477	56,832	Most of the increase derives from issuance of land to Zomet (for details – see Note 11A to the financial statements).

Intangible assets	4,668	4,259

Total non-current assets	3,344,881	2,789,448

Total assets	5,575,814	3,494,918

OPC Energy Ltd.
Report of the Board of Directors
Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at December 31, 2020 (in thousands of NIS) (Cont.)

Category	12/31/2020	12/31/2019	Analysis

Current Liabilities

Current maturities of long-term liabilities	149,404	157,147
Most of the decrease stems from repayment of the senior debt of Rotem, in the amount of about NIS 127 million, and repayment of the Company’s debentures (Series A), in the amount of about NIS 31 million.

The decrease was partly offset by an increase stemming from update of current maturities of loans and debentures in accordance with the repayment schedules, in the amount of about NIS 150 million.

Trade payables	297,522	123,812
Most of the increase derives from an increase in the balance to Israel Electric Company, in the amount of about NIS 94 million, mainly due to timing differences and an increase in purchases of electricity from Israel Electric Company. In addition, there was an increase in the balance due to the construction contractor of Zomet, in the amount of about NIS 80 million.

Payables and other credit balances	95,740	41,641
Most of the increase derives from an increase in accrued expenses, in the amount of about NIS 44 million (mainly in light of transaction costs relating to acquisition of the CPV Group, as described in Note 25L to the financial statements), and an increase in the balance of the interest payable, in the amount of about NIS 6 million.

Short-term derivative financial instruments	125,806	21,678
The increase stems from update of the fair value, in the amount of about NIS 88 million, of hedge transactions entered into by the Group, mainly for purposes of hedging its investment in acquisition of the CPV Group. For additional details – Note 22D to the financial statements.

Current maturities of long‑term liabilities in respect of a lease	45,182	2,400
Most of the increase stems from the balance of the capitalization fees with respect to the land of Zomet, which has not yet been paid, in the amount of about NIS 43 million (for additional details – Note 11A to the financial statements).

Total current liabilities	713,654	346,678

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at December 31, 2020 (in thousands of NIS) (Cont.)

Category	12/31/2020	12/31/2019	Analysis

Non-Current Liabilities

Long-term loans from banks and others	1,850,836	1,740,607
Most of the increase stems from withdrawals from the financing agreements of Hadera and Zomet, in the amounts of about NIS 64 million and about NIS 187 million, respectively. On the other hand, there was a decrease deriving from update of the current maturities of loans, in the amount of about NIS 128 million, and a decrease in the linkage differences in respect of the senior debt of Hadera and Rotem, in the aggregate amount of about NIS 10 million.

Debentures	952,109	252,309
The increase stems from issuance of the Company’s debentures (Series B) (including expansion of the series), in the amount of about NIS 974 million (including a premium in respect of the issuance). For additional details – see Note 16C to the financial statements. On the other hand, there was a decrease stemming from repayment of the debentures (Series A) (including by means of full early repayment), in the amount of about NIS 252 million. For additional details – see Note 16C to the financial statements. In addition, there was a decrease deriving from update of the current maturities of the debentures (Series B), in the amount of about NIS 22 million.

Long-term lease liabilities	14,293	15,960

Lon-term derivative financial instruments	22,364	–	The balance represents the fair value of derivative financial instruments. For additional details – see Note 22D to the financial statements.

Other long-term liabilities	2,446	2,307

Employee benefits	177	177

Deferred taxes, net	308,563	281,105	Most of the increase stems from update of the deferred taxes as a result of the income for the year in Rotem.

Total non-current liabilities	3,150,788	2,292,465

Total liabilities	3,864,442	2,639,143

3.	Results of operations for the year and the three months ended December 31, 2020 (in thousands of NIS)

The Group’s activities are subject to seasonal fluctuations as a result of changes in the official Time of Use of Electricity Tariff (hereinafter – “the TAOZ”), which is regulated and published by the Electricity Authority. The year is broken down into 3 seasons: “summer” (July and August), “winter” (December, January and February) and “transition” (March through June and September through November). In general, the electricity tariffs are higher in the summer and the winter than the tariffs in the transition periods.

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the year and three months ended December 31, 2020 (in thousands of NIS) (Cont.)

	For the Year Ended
Category	12/31/2020	12/31/2019	Analysis

Sales	1,325,278	1,329,988	For detail regarding the change in the sales – see Section 6, below.

Cost of sales (less depreciation and amortization)	968,047	910,347	For detail regarding the change in the cost of sales – see Section 7, below.

Depreciation and amortization	113,876	110,997
Most of the increase, stems from depreciation expenses of the Hadera Power Plant, in the amount of about NIS 19 million, due to the commercial operation in July 2020 and a write off, in the amount of about NIS 3 million, in respect of certain components in the Rotem Power Plant, which were removed from service and were replaced. This increase was partly offset by a decrease, in the amount of about NIS 19 million, stemming from a change in the estimated useful life of various components in the Rotem Power Plant, commencing from the fourth quarter of 2019 (for additional details – see Note 2E to the financial statements) and from the first quarter of 2020 (for details – see Note 1B to the financial statements).

Gross profit	243,355	308,644

Administrative and general expenses	51,913	54,805
Most of the decrease derives from a decline in the expenses for legal and professional services, in the amount of about NIS 6 million, mainly due to completion of the Tamar arbitration. This decrease was partly offset by an increase in personnel costs, in the amount of about NIS 2 million.

Transaction expenses in respect of acquisition of the CPV Group	42,019	–	In 2020, expenses in connection with acquisition of the CPV Group (as described in Note 25L to the financial statements) in the amount of about NIS 42 million.

Business development expenses	6,868	6,938

Other income, net	1,036	21,409
The other income in 2019 stems from reimbursement of legal expenses stemming from the decision in the Tamar arbitration, in the amount of about NIS 14 million (for additional details – see 25G to the financial statements), and income from the sale of gas, in the net amount of about NIS 5 million.

Operating income	143,591	268,310

OPC Energy Ltd. Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the year and three months ended December 31, 2020 (in thousands of NIS) (Cont.)

	For the Year Ended
Category	12/31/2020	12/31/2019	Analysis

Financing expenses, net	171,820	93,149
Most of the increase, in the amount of about NIS 41 million, stems from early repayment of the debentures (Series A), the financing expenses with respect to the senior debt in Hadara, in the amount of about NIS 19 million (including the results of the hedge relating to linkage to the CPI), which were not capitalized to the cost of the asset commencing from the date of the commercial operation of the Hadera Power Plant and discontinuance of capitalization of the financing expenses to the cost of the asset under construction, as well as an increase in the financing expenses deriving from the impact of the changes in the shekel/dollar exchange rate, in the amount of about NIS 15 million. In addition, the increase derives from interest expenses, net, in the amount of about NIS 4 million, due to issuance of a new series of debentures (Series B). This increase was partly offset by a decrease in the financing expenses on the senior debt in Rotem, in the amount of about NIS 7 million (including the results of the hedge in respect of linkage to the CPI).

In addition, in 2019, the Company recorded higher interest income on deposits, in the amount of about NIS 5 million, mainly due to indemnification of the Company for lost interest income as part of the decision in the Tamar arbitration (for additional details see Note 25G to the financial statements).

Income (loss) before taxes on income	(28,229)	175,161

Taxes on income	13,619	50,425	The decrease derives from the lower income in 2020 compared with 2019.

Income (loss) for the year	(41,848)	124,736

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the year and three months ended December 31, 2020 (in thousands of NIS) (Cont.)

	For the
	Three Months Ended
Category	12/31/2020	12/31/2019	Analysis

Sales	347,472	312,069	For detail regarding the change in the sales – see Section 6, below.

Cost of sales (less depreciation and amortization)	266,642	212,781	For detail regarding the change in the cost of sales – see Section 7, below.

Depreciation and amortization	34,157	28,950
Most of the increase stems from depreciation expenses of the Hadera Power Plant, in the amount of about NIS 10 million, due to the commercial operation in July 2020. This increase was partly offset by a decrease in the depreciation expenses, in the amount of about NIS 5 million, stemming from a change in the estimated useful life of various components in the Rotem Power Plant, commencing from the fourth quarter of 2019 (for additional details – see Note 2E to the financial statements) and from the first quarter of 2020 (for details – see Note 1B to the financial statements).

Gross profit	46,673	70,338

Administrative and general expenses	13,721	16,024	Most of the decrease derives from a decrease in the legal expenses and professional fees, in the amount of about NIS 2 million.

Transaction expenses in respect of acquisition of the CPV Group	37,661	–	In the fourth quarter of 2020, expenses in connection with acquisition of the CPV Group (as described in Note 25L to the financial statements) in the amount of about NIS 38 million.

Business development expenses	853	1,585

Other income, net	60	811

Operating income (loss)	(5,502)	53,540

OPC Energy Ltd. Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the year and three months ended December 31, 2020 (in thousands of NIS) (Cont.)

	For the
	Three Months Ended
Category	12/31/2020	12/31/2019	Analysis

Financing expenses, net	688,667	21,086
Most of the increase, in the amount of about NIS 41 million, stems from early repayment of the debentures (Series A), financing expenses relating to Hadera’s senior debt, in the amount of about NIS 9 million (including the results of the hedge of the linkage), as a result of the commercial operation of the Hadera Power Plant and discontinuance of capitalization of the financing expenses to the cost of the asset under construction, and from an increase in the financing expenses stemming from the changes in shekel/dollar exchange rate, in the amount of about NIS 16 million. In addition, the increase is attributable to net interest expenses, in the amount of about NIS 2 million, relating to issuance and expansion of a new series of debentures (Series B)

Income (loss) before taxes on income	(94,169)	32,454

Taxes on income (tax benefit)	(12,118)	11,158	The decrease in the taxes on income derives from lower income in the fourth quarter of 2020 compared with the corresponding quarter last year.

Income (loss) for the period	(82,051)	21,296

For details regarding proforma information due to the closing of CPV transaction subsequent to the period of the report see proforma report in section C to this report.

OPC Energy Ltd. Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

4.	EBITDA

The Company defines EBITDA as earnings (losses) before depreciation and amortization, net financing expenses or income and taxes on income. EBITDA is not recognized under IFRS or under any other generally accepted accounting standards as an indicator for the measurement of financial performance and should not be considered a substitute for profit or loss, cash flows from operating activities or other terms of operational performance or liquidity prescribed under IFRS.

EBITDA is not intended to represent monies that are available for distribution of dividends or other uses, since such monies may be used for servicing debt, capital expenditures, working capital and other liabilities. EBITDA is characterized by limitations that impair its use as an indicator of the Company’s profitability, since it does not take into account certain costs and expenses deriving from the Company’s business, which could materially affect its net income, such as financing expenses, taxes on income and depreciation.

The Company believes that the EBITDA data provides transparent information that is useful to investors in examining the Company’s operating performances and in comparing them against the operating performance of other companies in the same sector or in other sectors with different capital structures, debt levels and/or income tax rates. This data item is also used by Company management when examining the Company’s performance.

Set forth below is a calculation of the EBITDA data item for the periods presented. Other companies may calculate the EBITDA differently. Therefore, the EBITDA presentation herein may differ from those of other companies.

Calculation of the EBITDA (in thousands of NIS):

	For the		For the
	Year Ended		Three Months Ended
	December 31		December 31
	2020	2019	2020	2019

Sales	1,325,278	1,329,988	347,472	312,069
Cost of sales (less depreciation and amortization)	(968,047)	(910,347)	(266,642)	(212,781)
Administrative and general expenses (less
depreciation and amortization)	(49,006)	(52,282)	(12,960)	(15,377)
Transaction expenses in respect of acquisition
of the CPV Group	(42,019)	–	(37,661)	–
Business development activities	(6,868)	(6,938)	(853)	(1,585)
Other income, net	1,036	21,409	60	811
EBITDA	260,374	381,830	29,416	83,137
Less non‑recurring expenses (income)[19]	42,019	(14,237)	37,661	–
EBITDA net of non‑recurring income and
expenses[20]	302,393	367,593	67,077	83,137

20 Non‑recurring expenses in 2020 is in respect of costs incurred relating to the transaction for acquisition of the CPV Group (for additional details – see Note 25L to the financial statements). In 2019, non‑recurring income due to reimbursement of legal expenses as part of the decision in the Tamar arbitration (for additional details – see Note 25G to the financial statements).

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

5.	Energy

Set forth below are details of the sales, generation and purchases of electricity of the Group’s active power plant and the Hadera energy center:

	For the		For the
	Year Ended		Three Months Ended
	December 31		December 31
	2020	2019	2020	2019
	In millions of kilowatt/hours

Sales to private customers and others	4,191	3,928	1,134	946
Sales to the System Administrator from Rotem	153	102	38	48
Total sales	4,344	4,030	1,172	994

	For the		For the
	Year Ended		Three Months Ended
	December 31		December 31
	2020	2019	2020	2019
	In millions of kilowatt/hours

Generation of electricity and purchases due
to load reduction	3,925	3,811	967	982
Purchase of electricity from the System
Administrator and other generators	419	219	205	12
Total generation of electricity and purchases
of electricity from the System Administrator	4,344	4,030	1,172	994

	For the		For the
	Year Ended		Three Months Ended
	December 31		December 31
	2020	2019	2020	2019
	In millions of kilowatt/hours

Net generation of electricity and purchases due
to load reduction in Rotem	3,494	3,727	802	961
Net generation in Hadera*	431	84	165	21
Total generation of electricity and purchases
of electricity from the System Administrator	3,925	3,811	967	982

* The data for Hadera for 2019 is with respect to the Energy Center.

	For the		For the
	Year Ended		Three Months Ended
	December 31		December 31
	2020	2019	2020	2019
	In thousands of tons

Sale of steam	720	745	176	172

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

6.	Revenues

Set forth below is detail of the Company’s revenues (in NIS thousands):

	For the		For the
	Year Ended		Three Months Ended
	December 31		December 31
	2020	2019	2020	2019

Revenues from sales of energy to private customers
that was generated and/or purchased from
other generators (1)	844,110	930,959	203,869	228,370
Revenues from sale of energy purchased at the
TOAZ to private customers (2)	99,610	57,516	41,122	1,394
Revenues from private customers in respect of
infrastructures services (3)	273,880	270,772	69,771	63,487
Revenues from sale of energy to the System
Administrator (4)	51,989	11,953	19,551	5,653
Revenues from sale of steam	55,689	58,788	13,159	13,165
Total revenues	1,325,278	1,329,988	347,472	312,069

The Company’s net revenues from the sale of electricity to its private customers stem from electricity sold at the generation component tariffs, as published by the Electricity Authority, with a certain discount from the tariff. The weighted‑average generation component tariff for 2020, as published by the Electricity Authority, is NIS 0.2678 per KW hour. This weighted‑average is attributed to the mix of consumption in the market, which differs from that of the customers of Rotem and Hadera. In 2019, the weighted‑average of the generation component tariff was NIS 0.2909 per KW hour. In addition, the Company’s revenues from sale of steam are linked partly to the price of gas and partly to the Consumer Price Index. Commencing from January 1, 2021, the decision of the Electricity Authority entered into effect regarding update of the tariff for 2021, whereby the generation component tariff was reduced by 5.7% from NIS 0.2678 per KW hour to NIS 0.2526 per KW hour. The reduction in the generation component is expected to have a negative impact on the Company’s income in 2021 compared with 2020.

For the years ended December 31, 2020 and 2019:

(1)
Most of the decrease stems from a decrease in the generation component tariff, in the amount of about NIS 74 million, a decline in the availability of the Rotem Power Plant, in the amount of about NIS 48 million (resulting from planned technical examinations of the plant during the second quarter of 2020, additional unplanned maintenance in August 2020 and planned maintenance in August 2020), a decrease in the total consumption of the customers, in the amount of about NIS 13 million, mainly due to a change in the consumption profile of customers in the desalinization area, as well due to unplanned maintenance of a customer in the desalinization area during January and February of 2020. It is noted that the impact of the Coronavirus Crisis reduced the Company’s revenues by about NIS 3 million – this being due to a decline in customer consumption. On the contrary, there was an increase in revenues from private customers due to the commercial operation of the Hadera Power Plant, in the amount of about NIS 51 million.

(2)
Most of the increase stems from acquisition of energy for customers of the Hadera Power Plant and the Rotem Power Plant during the period of the maintenance work, in the aggregate amount of about NIS 42 million.

(3)
Most of the increase, in the amount of about NIS 26 million, stems from the commercial operation of the Hadera Power Plant and sales to end‑customers. On the other hand, there was a decrease, in the amount of about NIS 12 million, due to a decrease in the scope of the consumption of Rotem’s customers, in the amount of about NIS 11 million, due to a decline in the infrastructure tariffs in 2020.

(4)
Most of the increase stems from sales of energy at the cogeneration tariff of the Hadera Power Plant to the System Administrator and from an increase in sale of energy to the System Administrator by Rotem.

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

6.	Revenues (Cont.)

For the three‑month periods ended December 31, 2020 and 2019:

(1)
Most of the decrease stems from a decrease in the generation component tariff, in the amount of about NIS 18 million, a decrease in availability at the Rotem Power Plant, in the amount of about NIS 23 million, as a result of planned maintenance in October 2020, and a decline in the total consumption of the customers, in the amount of about NIS 3 million. On the other hand, there was an increase, in the amount of about NIS 19 million, stemming from the commercial operation of the Hadera Power Plant.

(2)	Most of the increase stems from purchases of energy during the maintenance work for customers of the Rotem Power Plant and the Hadera Power Plant, in the amount of about NIS 40 million.

(3)
Most of the increase, in the amount of about NIS 12 million, stems from the commercial operation of the Hadera Power Plant and sales to end‑customers. On the other hand, there was a decrease in purchases, in the amount of about NIS 6 million, due to a decrease in the total consumption of the customers of Rotem and a decline in the infrastructure tariff in 2020.

(4)	Most of the increase stems from sales of energy at the cogeneration tariff of the Hadera Power Plant to the System Administrator.

OPC Energy Ltd.
Report of the Board of Directors

7.	Cost of sales (less depreciation and amortization)

Set forth below is detail of the Company’s cost of sales (less depreciation and amortization) broken down into the following components (in NIS thousands):

	For the		For the
	Year Ended		Three Months Ended
	December 31		December 31
	2020	2019	2020	2019

Gas and diesel oil (1)	464,986	491,417	114,534	123,590
Expenses to IEC for infrastructure services and
purchase of electricity (2)	399,573	328,288	121,152	64,881
Gas transmission cost	32,701	32,009	8,270	8,046
Operating expenses (3)	70,787	58,633	22,686	16,264
Total cost of sales (less depreciation and
amortization)	968,047	910,347	266,642	212,781

	For the		For the
	Year Ended		Three Months Ended
	December 31		December 31
	2020	2019	2020	2019

Gas consumption (MMBTU)	28,107,959	27,852,606	7,149,737	7,142,949
Average gas price (in dollars)	4.71	4.83	4.75	4.87

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

7.	Cost of sales (less depreciation and amortization) (Cont.)

For the year ended December 31, 2020 and 2019:

(1)
Most of the decrease stems from a decline in the generation of electricity, in the amount of about NIS 43 million, due to maintenance and load reduction at the Rotem Power Plant. In addition, there was a decrease, in the amount of about NIS 23 million, deriving from a fall in the gas price as a result of a drop in the generation component and the dollar exchange rate. On the other hand, there was an increase in the gas expenses, in the amount of about NIS 39 million, due to the commercial operation of the Hadera Power Plant.

(2)
Most of the increase stems from the commercial operation of the Hadera Power Plant and the start of sales to end‑customers, in the amount of about NIS 45 million, and an increase in acquisition of energy, in the amount of about NIS 36 million, mainly due to maintenance in Rotem during the period and acquisition of energy in load reductions by the Rotem Power Plant. On the other hand, there was a decrease, in the amount of about NIS 10 million, due to a decline in the infrastructure tariffs for 2020.

(3)	Most of the increase stems from current operating costs due to the commercial operation of the Hadera Power Plant.

For the three‑month periods ended December 31, 2020 and 2019:

(1)
Most of the decrease stems from a decrease in generation of the electricity, in the amount of about NIS 17 million, due to maintenance and load reductions at the Rotem Power Plant. In addition, there was a decline, in the amount of about NIS 9 million, deriving from a fall in the gas price as a result of a decline in the generation component and the dollar exchange rate. In contrast, there was an increase, in the amount of about NIS 16 million, due to the commercial operation of the Hadera Power Plant.

(2)
Most of the increase stems from the commercial operation of the Hadera Power Plant and start of the sales to end‑customers, in the amount of about NIS 24 million, and an increase in energy purchases, in the amount of about NIS 33 million, mainly due to maintenance work at the Rotem Power Plant during the period and purchases of energy in load reductions.

(3)	Most of the increase stems from current operating costs due to the commercial operation of the Hadera Power Plant.

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

8.	Liquidity and sources of financing (in NIS thousands)

	For the Year Ended
	December 31
Category	2020	2019	Analysis

Cash flows provided by operating activities	361,907	391,559
Most of the decrease stems from a decrease in the current operating activities (mainly as a result of lower profits), in the amount of about NIS 135 million. This decrease was partly offset by an increase in the working capital, in the amount of about NIS 105 million.

Cash flows used in investing activities	(2,182,529)	(146,599)
Most of the increase derives from additions to short‑term deposits, in the amount of about NIS 1,607 million, an increase in net deposits in restricted cash, in the amount of about NIS 43 million, an increase in investments in the Zomet project, in the amount of about NIS 375 million, an increase in payments relating to derivative instruments, in the amount of about NIS 10 million in 2020, and an investment in projects relating to generation facilities on the consumer’s premises, in the amount of about NIS 8 million.

Cash flows provided by (used in) financing activities	1,638,282	(187,743)
Most of the increase stems from issuance of debentures (Series B) including expansion of the series, in the amount of about NIS 974 million (including issuance premium), an increase in the issuance of shares, in the net amount of NIS 806 million, and withdrawals in the framework of the financing agreements for the Zomet project and the Hadera project, in the aggregate amount of about NIS 251 million. In addition, in 2019, the Company distributed a dividend, in the amount of about NIS 236 million.

This increase was partly offset by full early redemption of the debentures (Series A), in the amount of about NIS 324 million (including early repayment commission), an increase in current repayments of debentures and loans, in the aggregate amount of about NIS 65 million, payment in respect of acquisition of non‑controlling interests in Zomet, in the amount of about NIS 26 million, payments of deferred expenses in the framework of the financing agreements of the Group companies, in the amount of about NIS 23 million, and payments in respect of derivative instruments, in the amount of about NIS 10 million, in 2020.

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

8.	Liquidity and sources of financing (in NIS thousands)

	For the
	Three Months Ended
	December 31
Category	2020	2019	Analysis

Cash flows provided by (used in) operating activities	55,649	(20,097)
Most of the increase in the cash flows provided by operating activities stems from an increase in the net working capital, in the amount of about NIS 124 million (mainly due to lower total payments as a result of timing differences). This increase was partly offset by a decrease in the current operating activities, in the amount of about NIS 48 million, mainly as a result of lower profits.

Cash flows provided by (used in) investing activities	(1,748,985)	71,279
Most of the increase in the cash flows used in investing activities derives from additions to short‑term deposits, in the amount of about NIS 1,607 million, an increase in net deposits in restricted cash, in the amount of about NIS 157 million, an increase in investments in the Zomet project, in the amount of about NIS 44 million, and payments relating to derivative instruments, in the amount of about NIS 7 million in 2020. In addition, during the fourth quarter of 2020, the Company investment the amount of about NIS 8 million in projects relating to generation facilities on the consumer’s premises.

Cash flows provided by (used in) financing activities	1,307,856	(291,847)
Most of the increase in the cash flows provided by financing activities stems from the net proceeds from issuance of shares, in the net amount of NIS 1,077 million, issuance of debentures (Series B), including expansion of the series, in the amount of about NIS 578 million (including issuance premium), and a withdrawal in the framework of the financing agreements for the Zomet project, in the aggregate amount of about NIS 50 million – all of which took place in the fourth quarter of 2020. In addition, there was an increase in current payments of debentures and loans, in the aggregate amount of about NIS 9 million. Also, in the corresponding period in 2019, the Company distributed a dividend, in the amount of about NIS 200 million and made a distribution to the holders of non‑controlling interests in the Company, which was about NIS 9 million higher.

This increase was partly offset by repayment of the debentures (Series A) (including full early redemption), in the amount of about NIS 324 million.

As at December 31, 2020, there are no warning signs in accordance with Regulation 10(B)(14) of the Reporting Regulations that require publication of a “forecasted cash flow” statement by the Company.

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

8.	Liquidity and sources of financing (in NIS thousands) (Cont.)

The following table details the debt, cash and cash equivalents, deposits and restricted cash, as at December 31, 2020 (in thousands of NIS):

	OPC Energy	Rotem	Hadera	Zomet	Others	Consolidated

Debt (including
accrued interest)	979,615	1,096,528	698,485	183,507	1,413	2,959,548

Cash and cash equivalents
and short-term deposits	1,644,434	122,165	1,786	34,989	4,230	1,807,604

Debt service reserves (out
of the restricted cash)*	25,033	77,941	43,764	–	–	146,738

* Including reserves serving for guarantee of debts.

Changes during the year of the report:

–	Rotem repaid the amount of about NIS 93 million (relating to principal only) of its loans.

–
Hadera withdrew the amount of about NIS 64 million form the long‑term credit framework in accordance with its financing agreement and repaid the amount of about NIS 34 million (relating to principal only) of its loans.

–	Zomet withdrew the amount of about NIS 187 million from the long‑term loans framework, in accordance with its financing agreement. For additional details – see Note 15D(3) to the financial statements.

–
The Company repaid (including by means of full early redemption) debentures (Series A), in the amount of about NIS 286 million (relating to principal only). For details regarding the full early redemption of the Company’s debentures (Series A) – Note 16C to the financial statements

–
In April 2020 and in October 2020, the Company issued debentures (Series B) in the amount of NIS 400 million par value, and debentures (Series B), by means of an expansion of the series in the amount of NIS 556 million par value, respectively. For additional details – see Note 16C to the financial statements.

The following table details the debt, cash and cash equivalents, deposits and restricted cash, as at December 31, 2019 (in thousands of NIS):

	OPC Energy	Rotem	Hadera	Zomet	Others	Consolidated

Debt (including
accrued interest)	282,864	1,196,650	670,797	–	1,282	2,151,593

Cash and cash equivalents	256,417	112,927	9,033	731	5,640	384,748

Debt service reserves (out
of the restricted cash)*	66,670	138,224	–	–	–	204,894

* Including reserves serving for guarantee of debts.

OPC Energy Ltd.
Report of the Board of Directors

Part A – Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

8.	Liquidity and sources of financing (in NIS thousands) (Cont.)

As at the date of the report, the Company and its subsidiaries were in compliance with all the financial covenants provided in their financing agreements and trust certificates. For details regarding the financial covenants for breach based on the actual results of the activities – see Section 10.3 to Part A (Description of the Company’s Business).

9.	Significant Events in the Year of the Report and Thereafter

For details – see Part A (Description of the Company’s Business) and Notes 1, 11, 15, 16, 17, 19, 24, 25 and 26 to the financial statements.

10.	Outstanding Liabilities by Maturity Dates

For details regarding the Company’s outstanding liabilities – see the Immediate Report regarding outstanding liabilities by maturity dates that is published by the Company concurrent with publication of this report.

OPC Energy Ltd.
Report of the Board of Directors

Part B – Corporate Governance

11.	Directors having Accounting and Financial Expertise

As at the date of this report, six of the members of the Company’s Board of Directors have accounting and financial expertise. For details regarding the directors Yosef Tene, Michal Marom Brickman, Moshe Lahmani, Havier Garcia, Robert Rosen and Antoin Bonaire, who were classified as directors with accounting and financial expertise – see Regulation 26 of Chapter D (Additional Details regarding the Company).

The Board of Directors determined that the minimum number of directors having accounting and financial expertise in accordance with Section 92(A)(12) of the Companies Law, 1999, is two – this being taking into account the type of the Company, its size, the scope of its activities and the complexity of its activities.

12.	Independent Directors

Mr. Moshe Lahmani serves as an independent director of the Company commencing from July 22, 2020. For details regarding the director Mr. Moshe Lahmani – see Regulation 26 of Chapter D (Additional Details regarding the Company).

As at the date of the report, the Company’s Articles of Association do not include a provision regarding the rate of independent directors.

13.	The Internal Auditor

Summary of Details	The Company

Name of the Internal Auditor	Ms. Shoshi Shidlo (“the Internal Auditor”).

Education and professional experience
Certified Public Accountant and Certified Internal Auditor (U.S. C.I.A.)

Holder of a degree in accounting and economics from Tel‑Aviv University.

Has more than 20 years’ experience in the area of internal auditing.

Commencement date of service	January 17, 2019.

Compliance with legal requirements
To the best of the Company's knowledge, based on the Internal Auditor’s declaration, the Internal Auditor meets the requirements of Section 146(b) of the Companies Law and the provisions of Section 8 of the Internal Audit Law, 1992 (“the Internal Audit Law”).

Employment status
The Internal Auditor provides the Company internal audit services and is not employed by the Company in a full-time time position and, in addition, she does not hold an additional position in the Company other than her position as Internal Auditor.

OPC Energy Ltd.
Report of the Board of Directors

Part B – Corporate Governance (Cont.)

13.	The Internal Auditor (Cont.)

Manner of appointment
The appointment of the Internal Auditor was approved by the Board of Directors on January 17, 2019, following the recommendation of the Audit Committee on December 27, 2018. The Audit Committee and the Company’s Board of Directors examined Internal Auditor’s qualifications, education and experience in internal auditing.

The part to whom the Internal Auditor reports	The Chairman of the Board of Directors.

Other relationships the Internal Auditor has with the Company
To the best of the Company's knowledge, the Internal Auditor does not hold securities of the Company.

The Internal Auditor is not an interested party in the Company or a relative of an interested party in the Company, nor is he a relative of the external auditor or a party acting on its behalf.

The work plan
The audit work plan for 2020 prepared by the Internal Auditor is for one year and is based on a multi‑year work plan. The work plan of the Company and its subsidiaries was determined based on, among others, the following considerations: coverage of the Company’s main areas of activity, risk centers and exposures known to the Internal Auditor and to management; potential for savings and efficiency; recurring items and monitoring correction of deficiencies; and implementation of recommendations. The audit work plan also includes the companies in which the Company has significant holdings.

The audit work plan is submitted for analysis and approval by the Company’s Audit Committee and Board of Directors. The Internal Auditor has discretion to recommend a variance from the work plan to management and the Audit Committee, where necessary.

Audit plan in 2020 – during the period of the report, as part of the internal audit work plan that was executed by the prior internal auditor, the following matters were examined: suppliers and service providers of the Rotem Power Plant; permits and licenses; manager of construction of the power plant; management of the agreements covering sale of electricity; and monitoring implementation of the audit recommendations.

Audit reports were submitted to the Audit Committee and management. The Company’s Board of Directors received an update regarding the audit reports.

Meeting of the Audit Committee were held to discuss the audit reports on the following dates: May 26, 2020; August 17, 2020; November 17, 2020; and December 29, 2020.

OPC Energy Ltd.
Report of the Board of Directors

Part B – Corporate Governance (Cont.)

13.	The Internal Auditor (Cont.)

Performance of the audit and the professional standards
Based on information provided to the Company, performance of the internal audit is made in accordance with the generally accepted professional standards in and outside of Israel and in accordance with Section 4(B) of the Internal Audit Law.

The Board of Directors relied on the confirmations of the Internal Auditor regarding her compliance with the requirements of the said generally accepted professional standards. In addition, the audit reports are submitted in writing and are discussed at the meetings of the Audit Committee, where as part of the discussion the Internal Auditor reports with respect to the manner of her performance, the policies and procedures applied and the findings. The Board of Directors is satisfied that the Internal Auditor is in compliance with all the requirements provided in the said standards.

Access to information
The Internal Auditor has free access to information, as stated in Section 9 of the Internal Audit Law, including constant and direct access to the Company’s information systems, including financial data.

Remuneration
The remuneration of the Internal Auditor in respect of services she provided in 2020 amounted to NIS 240 thousand (not including VAT), this being based on a work scope of 840 audit hours. In the opinion of the Board of Directors, the remuneration of the Internal Auditor is reasonable and does not impact or adversely affect use of her professional judgment in performance of the audit.

The remuneration of the Internal Auditor is a function of the total number of work hours as provided in the annual work plan that is approved by the Company’s Audit Committee and Board of Directors.

14.	Contributions Policy

14.1	The Company has a policy for making contributions that places emphasis on activities in the periphery and non-profit organizations that operate in the field of excellence.

OPC Energy Ltd.
Report of the Board of Directors

Part B – Corporate Governance (Cont.)

14.	Contributions Policy (Cont.)

14.2	As part of the Company’s policy for charitable contributions, in 2020 the following contributions were paid:

	Amount of the	Relationship to the
Recipient of the	Contribution in 2020	Recipient of the
Contribution	(NIS thousands)	Contribution

“Password for Every Student” Society	1,000
“Password for Every Student” receives contributions from parties related to indirect controlling shareholder in the Company. The Company’s CFO is a representative of the project’s Steering Committee without compensation.

“Nirim” Society	300	–
“Rakhashei Lev” Society	138	–
Hadera Givat Olga Technoda Society	150	–
The Long‑Term Care Division next to the Homes for the Elderly in Ramat Gan Society	150	–
Nakhakh – Giving as a Way of Life Society	70	–
Shiluha Society	50	–
“Running to Give” Society	50	For the sake of good order it is noted that a relative of the Company’s CEO serves as the CEO of the Society with no remuneration.

OPC Energy Ltd.
Report of the Board of Directors

15.	Details regarding the Auditing CPAs

15.1	The Company’s auditing CPAs is the Office of KPMG Somekh Chaikin, Certified Public Accountants (the “Auditor”).

15.2
The fee is determined in negotiations between the Company’s management and the Auditor, according to the scope of the work, the nature of the work, past experience and market conditions. The entity approving the fee of the Auditor for the years 2019–2020 is the Company’s Board of Directors. The fee is a global fee for provision of auditing and review services for three quarterly reviewed reports and one audited annual report. Also included in the fee are tax services in connection with preparation of the annual tax reports of the Company and its subsidiaries.

15.3	Set forth below is detail of the audit fee and work hours of the Auditor for 2020 and 2019:

	2020		2019
	Work	Fee	Work	Fee
	Hours	(NIS thousands)	Hours	(NIS thousands)

Audit services, tax and accompanying services	8,674	2,194	7,351	1,463

Accompanying services	2,577	1,160	1,084	488

15.4	No additional services were received beyond those enumerated above.

OPC Energy Ltd.
Report of the Board of Directors

Part C – Disclosure regarding the Financial Report

16.	Debentures (Series B)

16.1	Set forth below is detail with respect to the Company’s debentures (Series B):

Name of the series	Series B
Issuance date	April 26, 2020
Total nominal value on the date of issuance (including expansion of the series made in October 2020)	NIS 956 million par value
Nominal value on the date of the report	NIS 956 million par value
Nominal value after revaluation based on the linkage terms	NIS 956 million par value
Amount of the interest accrued as included in the financial statements as at December 31, 2020	NIS 6 million par value
The fair value as included in the financial statements as at December 31, 2020	About NIS 1,056 million.
Stock market value on December 31, 2020	About NIS 1,056 million.
Type of interest and interest rate	Fixed annual interest at the rate of 2.75%.
Principal payment dates	16 unequal semi-annual payments, to be paid on March 31 and September 30 of each of the years from 2021 to 2028 (inclusive).
Interest payment dates
The interest on the outstanding balance as it will be from time to time on the principal of the debentures (Series B) is payable commencing from September 2020 twice a year (except for 2020) on September 30, 2020, and on March 31 and September 30 of each of the years from 2021 to 2028 (inclusive).
The interest payments are to be made for the period of six months that ended on the last day prior to the relevant interest payment date, except for the first interest payment that is to be made on September 30, 2020, and is to be paid for the period that commenced on the first trading day after the tender date of the debentures (Series B) and that ends on the last day prior to the said payment date, and is to be calculated based on the number of days in the said period and on the basis of 365 days per year.

Linkage basis and terms
The principal of the debentures (Series B) and the interest thereon are linked to the increase in the Consumer Price Index (CPI) against the CPI for March 2020 that was published on April 15, 2020. The linkage terms will not be changed during the period of the debentures.

Are they convertible into another security	No.
Right of the Company to make early repayment	The Company has the right to make early repayment pursuant to the conditions in the trust certificate.
Was a guarantee provided for payment of the Company’s liabilities based on the debentures	No.

OPC Energy Ltd.
Report of the Board of Directors

Part C – Disclosure regarding the Financial Report (Cont.)

16.	Debentures (Series A) (Cont.)

16.1	Set forth below is detail with respect to the Company’s debentures (Series B): (Cont.)

Name of trustee	Reznik Paz Nevo Trustees Ltd.
Name of the party responsible for the series of liability certificates with the trustee	Michal Avatlon and/or Hagar Shaul
Contact information	Address: 14 Yad Harutzim St., Tel‑Aviv
Telephone: 03–6389200 Fax: 03–6389222 E–mail: Michal@rpn.co.il
Rating of the debentures since the issuance date
Rating of ilA– by S&P Global Ratings Maalot Ltd. (“Maalot”) from February 2020 which was reconfirmed in October 2020 in connection with expansion of the series.
Rating of A3.il by Midroog Ltd. (Midroog) from April 2020, which was reconfirmed in October 2020 in connection with expansion of the series. (It is noted that as at the date of the report, the rating of Midroog was discontinued).
See the Company’s Immediate Reports dated February 28, 2020 (Reference No.: 2020‑01‑017383), April 20, 2020 (Reference No.: 2020‑01‑035221), October 3, 2020 (Reference No.: 2020‑01‑107493) and October 4, 2020 (Reference No.: 2020‑01‑107604), which are included by means of reference.

Pledged assets
None.
There is a future commitment that during the period commencing from the date on which the Company’s debentures (Series A) are fully repaid and so long as the debentures (Series B) are still outstanding, the Company will not create a general floating lien on its assets and rights, existing and future, in favor of any third party without the conditions stipulated in the trust certificate being fulfilled.

Is the series material	Yes.

16.2
The Company is in compliance with all the conditions of the Company’s debentures (Series B) and the trust certificates. The Company was not required to take any action in accordance with the request of the trustees for the said debentures.

Yair Caspi	Giora Almogy
Chairman of the Board of Directors	CEO

Date: March 24, 2021